Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - October 26, 2005
FOR:             PETROKAZAKHSTAN INC.
SUBJECT:    CNPC Acquisition of PetroKazakhstan Completed

CALGARY, Alberta - PetroKazakhstan Inc. announced today that the acquisition of the Company for US$55.00 cash per share by CNPC International Ltd. ("CNPC") pursuant to a Court-approved Plan of Arrangement has closed. Shareholders will receive payment for their shares from Computershare Trust Company of Canada within the next few days.

"We are delighted that the process which we started several months ago has been successfully concluded," said Mr. Bernard F. Isautier, Chairman, President and Chief Executive Officer of PetroKazakhstan. "CNPC has acquired a business full of opportunities and with high calibre employees. We wish them future success in Kazakhstan."

As a result of the Arrangement, PetroKazakhstan is an indirect wholly-owned subsidiary of CNPC. PetroKazakhstan has applied to delist its shares from trading in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange, in Germany on the Frankfurt Exchange and in Kazakhstan on the Kazakhstan Stock Exchange.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products. The Company’s website can be accessed at www.petrokazakhstan.com.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

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Telephone (403) 221-8435 Fax: (403) 221-8425